Exhibit 99.1
News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Extends Key Supplier Relationship with Telstra
Signs multi-year maintenance and support agreement valued at $10 million

MONTREAL, December 13, 2004 — SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it has signed an agreement with Telstra, Australia’s leading telecommunications and information services provider, which confirms the Company’s key supplier relationship with Telstra. As part of the agreement, SR Telecom will provide maintenance and support services for Telstra’s extensive network of swing™ fixed wireless access systems. The initial maintenance and support contract period extends until July 2007 and is valued at approximately $10 million.

The first swing system in Australia was delivered in August 2001. Since that time, more than 70 systems have been successfully deployed to deliver urban-quality voice and high-speed data services to remote areas of the country. In 2002, SR Telecom was awarded the inaugural Telstra Vendor Award in the Innovation - Quality category.

"Developing and deepening our customer relationships is one of the cornerstones of SR Telecom’s success, and we are delighted to be able to renew our network maintenance and support commitment with Telstra," said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. "We are also very pleased to have the opportunity to work with Telstra in establishing networks that bring high-quality telecommunications services to Australia’s outback regions."

About swing
swing is an advanced and flexible network that enables operators to address high, medium and low traffic densities with a single solution by providing excellent voice quality, all CLASS services and 56 kbps data (V90) for dial-up Internet access. swing’s distribution backbone uses an exclusive point-to-multipoint radio, allowing great distances to be easily spanned with excellent use of radio spectrum.

About Telstra
Telstra is Australia's premier communications carrier and a world-class fully integrated, full service provider across wireline, ADSL, HFC, satellite and digital wireless networks and platforms. It is Australia's leading ISP and provides entertainment and multimedia content over its broadband network and through its Pay-TV joint venture. Telstra owns and operates one of the most technologically advanced networks, offering end-to-end solutions ranging from broadband, IP, mobile and intelligent network services, to voice and data network hubs, call centres, and advanced multimedia and e-commerce applications. It has business operations in North America, UK/Europe and the Asia-Pacific region. For more information please visit www.telstra.com.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, field-proven Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 130 countries, connecting nearly two million people.

A pioneer in the industry, SR Telecom works intimately with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and SWING are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.
SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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